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                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

                                Subject Company: FirstCity Financial Corporation
                                                   Commission File No. 033-19694


On September 30, 2002, FirstCity Financial Corporation issued the following press release:

contact: Suzy W. Taylor
         (866) 652-1810


     FIRSTCITY FINANCIAL ANNOUNCES MODIFICATION TO TERMS OF RECAPITALIZATION


         WACO, TEXAS, SEPTEMBER 30, 2002...FirstCity Financial Corporation (Nasdaq: FCFC) today announced that it has amended its registration statement filed with the Securities and Exchange Commission to reflect modifications in the structure of its proposed recapitalization.

FirstCity has not modified the terms of the previously announced exchange offer to holders of FirstCity's New Preferred Stock. As before, upon commencement, FirstCity will offer to exchange each share of its New Preferred Stock for, at the holder's election, either:

     (1) $10.00 cash and 2 shares of FirstCity's common stock, or
     (2) $ 8.00 cash and 3 shares of FirstCity's common stock.

The most significant modification to the proposed recapitalization relates to the source of funds for the cash portion of the consideration to be paid in the exchange offer. Formerly, the recapitalization contemplated that FirstCity would sell a 20% interest in Drive Financial Services LP to BoS (USA) Inc., a wholly-owned subsidiary of Bank of Scotland, for $16 million. The recapitalization now contemplates that BoS (USA) would provide a non-recourse loan in the amount of $16 million to FirstCity to be secured by a 20% interest in Drive and the stock in, and other assets of, FirstCity Consumer Lending Corporation. FirstCity will not grant a security interest in (and the lenders will not have any recourse to) any of FirstCity's assets to secure the $16 million non-recourse loan other than the stock and assets of FirstCity Consumer Lending Corporation. The recapitalization was restructured because of the difficulty in obtaining certain approvals and consents from certain persons (other than FirstCity, BoS (USA) Inc. and their affiliates) to the sale of the 20% interest in Drive, which was a condition to the sale of the Drive interest.

In connection with the $16 million non-recourse loan, FirstCity will be obligated to pay an arrangement fee to BoS (USA) equal to 20% of all proceeds and other amounts paid to FirstCity from any sale or disposition of, and of all dividends or other distributions paid to FirstCity by Drive or its general partner on, its 20% interest in Drive, in each case in excess of $16 million in the aggregate.

Also in connection with the recapitalization, Bank of Scotland has agreed to increase the maximum available commitment under the refinancing of existing loan facilities provided to FirstCity from a maximum of up to $47 million to a maximum of up to $49 million. In the event FirstCity increases the amount refinanced, the new term acquisition facility to be provided to FirstCity will decrease by a corresponding amount. The actual amount of the increase in the refinancing of the existing debt and
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corresponding decrease in the new loan facility will be determined by the cash needs of FirstCity on the date of closing of the recapitalization.

With the retention of the 20% ownership, FirstCity will continue to own 31% of Drive.

The proposed recapitalization, as restructured, consists of the following:

     o   the exchange offer,

     o a non-recourse loan in the amount of $16 million by BoS(USA) to FirstCity, secured by (among other things) a 20% interest in Drive which will provide the cash portion of the consideration for the exchange offer,

     o the use of the remainder of the cash proceeds from the $16 million loan by BoS(USA) to reduce FirstCity's debt owed to Bank of Scotland and BoS(USA),

     o   FirstCity's payment of the arrangement fee described above,

     o FirstCity's purchase of the 20% interest in FirstCity's indirect subsidiary, FirstCity Holdings Corporation, held by Terry R. DeWitt, G. Stephen Fillip and James C. Holmes,

     o the refinancing of the remainder of FirstCity's debt facilities with Bank of Scotland and BoS(USA), with a total commitment by Bank of Scotland and BoS(USA) of up to a maximum of $47 million to $49 million, consisting of (a) a cash flow note of up to a maximum of up to $35 million to $37 million and (b) a $12 million term note,

     o Bank of Scotland's providing new financing to FirstCity, with a total commitment by Bank of Scotland of up to a maximum of $58 million to $60 million. The new financing will consist of (a) a $5 million revolving credit loan and (b) an acquisition term loan in a maximum amount of up to $53 million to $55 million. The total commitment by Bank of Scotland and BoS(USA) for the refinancing combined with the new financing will not exceed $77 million,

     o the release of FirstCity from its guaranty of $4 million of Drive's indebtedness to BoS(USA), and

     o the cancellation of BoS(USA) existing option to acquire a warrant to purchase 1,975,000 shares of FirstCity's non-voting common stock.

The successful completion of the exchange offer is a condition to all of the items listed above.

The exchange offer is subject to several conditions. The most significant conditions include:

     (1) the closing of the $16 million loan from BoS(USA) described above,

     (2) the tender of at least 80% of the outstanding shares of New Preferred Stock,

     (3) the effectiveness of the registration statement relating to the shares of common stock of FirstCity to be issued in connection with the exchange offer, and

     (4) the lack of any change or development involving a prospective change in or affecting FirstCity's

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         business or financial affairs that, in the reasonable judgment of
         FirstCity's board of directors, would or might prohibit, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to FirstCity of the exchange offer.

Because there are multiple conditions to the closing of the transactions contemplated by the recapitalization that are beyond the control of FirstCity, FirstCity cannot provide any assurances that these conditions will be satisfied and that the exchange offer and the recapitalization will close.

The board of directors of FirstCity believes that, if successfully completed, the recapitalization will:

     o provide additional financing to FirstCity, enhance FirstCity's liquidity and permit it to pursue the acquisition of additional Portfolio Assets,

     o enhance FirstCity's financial position through the refinancing of FirstCity's debt facilities with Bank of Scotland and BoS(USA),

     o increase the equity of FirstCity through the elimination (or substantial reduction) of the New Preferred Stock, including accrued dividends, from FirstCity's financial statements and the release of FirstCity's guaranty of Drive's indebtedness to BoS(USA),

     o substantially eliminate FirstCity's obligation to redeem the New Preferred Stock at maturity and permit existing holders of the New Preferred Stock the opportunity to participate in the future growth of FirstCity through ownership of FirstCity's common stock,

     o align the FCHC Group's interests more closely with those of the holders of FirstCity's common stock and permit FirstCity to retain all of the returns associated with FirstCity Holdings, and

     o   preserve the net operating loss carryforwards of FirstCity.

The registration statement relating to the shares of common stock of FirstCity to be issued in connection with the exchange offer has not yet been declared effective by the Securities and Exchange Commission. Once the registration statement is declared effective the exchange offer will commence and appropriate documents will be mailed to holders of the New Preferred Stock.

FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission. Upon the effectiveness of the registration statement and commencement of the exchange offer, copies of the exchange offer materials may be obtained from Suzy Taylor, toll free, at (866) 652-1810. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of these documents, when they are available, from FirstCity or at the SEC's website, www.sec.gov.

These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-

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looking statements under the Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the consummation of the exchange offer and the other transactions of the recapitalization; the effects of the exchange offer and the recapitalization in general; the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, filed with the SEC on April 1, 2002, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common
(FCFC) and preferred (FCFCO) stocks are listed on the Nasdaq National Market System.




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